EXHIBIT 99

CERTIFICATION PURSUANT TO
SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, as Chief Executive Officer and Chief Financial Officer of Butler International, Inc. (the "Company"), does hereby certify that to the undersigns' knowledge:

1. the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2002 fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 14, 2002

/s/ Edward M. Kopko
Edward M. Kopko
Chief Executive Officer

/s/ Michael C. Hellriegel
Michael C. Hellriegel
Chief Financial Officer